Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET INCOME PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2007	Six Months Ended June 30, 2006	Six Months Ended June 30, 2007
Net income	$823	$402	$1,188	$1,194
Dividends on preferred stock	285	357	565	705

Net income attributable to common shareholders	$538	$45	$623	$489

Earnings per common share - basic	$0.07	$0.01	$0.08	$0.06

Earnings per common share - dilusted	$0.05	$0.01	$0.06	$0.05

Weighted average shares outstanding - basic	7,467,339	7,828,981	7,467,339	7,828,981

Weighted average shares outstanding	7,467,339	7,828,981	7,467,339	7,828,981
Effect of convertible preferred stock	4,285,714	—	4,285,714	4,285,714
Effect of options	175,919	228,858	178,131	198,824

Weighted average shares outstanding - diluted	11,928,972	8,057,839	11,931,184	12,313,519